SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS

AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number 1-13990

A. Full Title of the plan and the address of the plan, if different from that of the issuer named below:

LANDAMERICA FINANCIAL GROUP, INC.

SAVINGS AND STOCK OWNERSHIP PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

LANDAMERICA FINANCIAL GROUP, INC.

101 GATEWAY CENTRE PARKWAY

RICHMOND, VIRGINIA 23235-5153

LANDAMERICA FINANCIAL GROUP, INC.

SAVINGS AND STOCK OWNERSHIP PLAN

Financial Statements and Supplemental Schedule

Years ended December 31, 2003 and 2002

with Report of Independent Registered Public Accounting Firm

LandAmerica Financial Group, Inc. Savings and Stock Ownership Plan

Financial Statements and Supplemental Schedule

Years ended December 31, 2003 and 2002

Report of Independent Registered Public Accounting Firm

Employee Benefits Committee

LandAmerica Financial Group, Inc.

We have audited the accompanying statements of net assets available for benefits of the LandAmerica Financial Group, Inc. Savings and Stock Ownership Plan (the Plan) as of December 31, 2003 and 2002 and the related statement of changes in net assets available for benefits for the year ended December 31, 2003. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2003 and 2002, and the changes in its net assets available for benefits for the year ended December 31, 2003, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2003 is presented for purposes of additional analyses and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Ernst & Young LLP

Richmond, Virginia

June 23, 2004

LandAmerica Financial Group, Inc. Savings and Stock Ownership Plan

Statement of Net Assets Available for Benefits

	December 31
	2003	2002
Assets
Investments	$297,729,516	$214,302,888

Receivables:
Employer contributions (net of forfeitures)	3,660,597	3,314,101
Participant contributions	797,847	826,474

Total receivables	4,458,444	4,140,575

Total assets	302,187,960	218,443,463

Net assets available for benefits	$302,187,960	$218,443,463

See accompanying notes.

LandAmerica Financial Group, Inc. Savings and Stock Ownership Plan

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2003

Investment income:
Net appreciation in fair value of investments	$54,581,061
Investment income	5,382,227
Other	44,545

60,007,833

Contributions:
Participants	27,087,853
Employer, net of forfeitures	11,248,630

38,336,483

98,344,316

Deductions:
Benefits paid to participants	15,618,836
Administrative expenses	175,421
Other	36,332

15,830,589

Transfers	1,230,770

Net increase	83,744,497
Net assets available for benefits:
Beginning of year	218,443,463

End of year	$302,187,960

See accompanying notes.

LandAmerica Financial Group, Inc. Savings and Stock Ownership Plan

Notes to Financial Statements

December 31, 2003 and 2002

1. Description of the Plan

The Plan is a defined contribution plan covering salaried employees of LandAmerica Financial Group, Inc. (the Company), who have completed 30 days of employment. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

The following description of the Plan provides only general information. For a more complete description of the Plan’s provisions, copies of the Summary Plan Description are available on the Sponsor’s website and from the Sponsor’s Human Resources Department.

Contributions

Participants may contribute up to 25% of pretax and after-tax annual compensation as defined in the Plan. Prior to April 1, 2002, participants could contribute up to 15% of pretax and after-tax annual compensation.

Also, employees age 50 or older beginning in 2002 could make catch-up contributions. This group of employees could defer an additional $1,000 in 2002 and may increase the additional contribution by $1,000 each year to a maximum of $5,000 in 2006.

Each year, the Company’s discretionary matching contributions are determined by the board of directors of the Company. The discretionary match for the 2003 Plan year was 50% of the next 3% of a participant’s compensation over the first 3% contributed to the Plan. Beginning July 1, 2002, the Company’s discretionary match was no longer made in Company stock. The Company also makes non-discretionary matching contributions equal to 80% of the employee contributions not to exceed 3% of the participant’s compensation.

Participant Accounts

Each participant’s account is credited with the participant’s contributions and an allocation of (a) the Company’s contributions and (b) Plan earnings. Allocations are based on participant earnings or account balances, as defined. Forfeited balances of terminated participants’ nonvested accounts are used to reduce future Company contributions. The balance of forfeited accounts as of December 31, 2003 was $380,281. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

LandAmerica Financial Group, Inc. Savings and Stock Ownership Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company contribution portion of their account plus actual earnings thereon is based on years of service. A participant is 100 percent vested after six years of service.

Investment Options

Effective July 1, 2003, five funds (Alger Small Cap Institutional Portfolio, Merrill Lynch Basic Value Fund, Inc., Merrill Lynch Global Allocation Fund, Inc., Oppenheimer Capital Appreciation Fund, Oppenheimer International Growth Fund) were eliminated from the Plan and four funds (AIM Small Cap Growth Fund, PIMCO NFJ Small Cap Value Fund, The Growth Fund of America, Washington Mutual Investors Fund) were added.

Upon enrollment, participants may direct employee contributions in 1% increments in any of the following ten investment options:

LandAmerica Financial Group, Inc. Common Stock – Monies held by this investment fund are invested in common stock of the Company.

Davis New York Venture Fund – Monies held by this fund are invested primarily in common stocks with the objective of long-term capital appreciation.

Washington Mutual Investors Fund – The Fund seeks to produce income and provide an opportunity for growth of principal consistent with sound common stock investing.

ING International Value Fund – Monies held by this fund are invested in a portfolio composed of foreign common stocks with the goal of achieving long-term capital appreciation.

The Growth Fund of America – The Fund seeks to provide long-term growth of capital through a diversified portfolio of common stocks. The Fund invests primarily in common stocks, convertibles, preferred stocks, U.S. government securities, bonds and cash.

LandAmerica Financial Group, Inc. Savings and Stock Ownership Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Investment Options (continued)

AIM Small Cap Growth Fund – The Fund’s objective is long-term growth of capital by investing, normally, at least 65% of it total assets in equity securities of U.S. issuers that have market capitalizations less than that of the largest company in the Russell 2000 index.

PIMCO NFJ Small Cap Value Fund – The Fund seeks long-term growth of capital and income by normally investing at least 65% of its assets in common stocks of companies with market capitalization of between $100 million and $1.5 billion.

Merrill Lynch Retirement Preservation Trust Fund – Monies held by this fund are invested primarily in synthetic guaranteed insurance contracts or other insurance contracts at various banks and insurance companies.

Merrill Lynch Equity Index Trust – Monies held by this fund are invested in the common stocks comprising the Standard & Poor’s 500 Composite Stock Price Index.

PIMCO Total Return Fund – Monies held by this fund are invested primarily in an intermediate term portfolio of investment grade securities with the goal of achieving maximum returns while maintaining capital preservation.

Participants may change their investment options daily.

Participant Loans

Participants who have a vested account balance of at least $1,000 may borrow from their fund accounts a minimum of $500 up to a maximum of the lesser of $50,000 or 50% of their account balance. Loan transactions are treated as a transfer from (to) the investment fund to (from) the loan fund. Loan terms range from 1-5 years or up to 15 years for the purchase of a primary residence. The loans are secured by the balance in the participant’s account and bear interest at the prime rate at the end of the previous quarter plus 2%. Interest rates average approximately 8.7%. Principal and interest are paid ratably through monthly payroll deductions.

LandAmerica Financial Group, Inc. Savings and Stock Ownership Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Payment of Benefits

On termination of service, a participant generally may elect to receive a lump-sum amount equal to the vested value of his or her account, or defer payment if participant’s balance is over $5,000. Prior to May 16, 2002, participants could elect to receive installment payments from his or her account.

2. Summary of Accounting Policies

Investment Valuation and Income Recognition

Marketable securities are stated at fair value based upon quoted market prices obtained by the Trustee from national security exchanges. Shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Plan at the valuation date. LandAmerica Financial Group, Inc.’s stock is valued at its quoted market price. Participant loans are valued at their outstanding balances, which approximate fair value.

Assets underlying the Merrill Lynch Retirement Preservation Trust Fund are primarily guaranteed investment contracts. These contracts are valued at contract values which approximate fair value. Contract value represents contributions made under the contract, plus interest at the contract rate, less Plan withdrawals.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

LandAmerica Financial Group, Inc. Savings and Stock Ownership Plan

Notes to Financial Statements (continued)

3. Investments

Investments that represent 5% or more of the Plan’s net assets are as follows:

	December 31
	2003	2002
LandAmerica Financial Group, Inc. Common Stock, 1,312,333 and 1,581,281 shares, respectively	$68,957,508	$56,498,640
Davis New York Venture Fund, 1,452,223 and 1,376,918 shares, respectively	39,965,172	28,832,654
Washington Mutual Investors Fund, 1,058,470 shares	30,356,928	—
Merrill Lynch Basic Value Fund, Inc., 855,088 shares	—	19,974,850
Merrill Lynch Retirement Preservation Trust Fund	64,316,421	48,686,298
PIMCO Total Return Fund, 1,840,132 and 1,490,652 shares, respectively	19,707,819	15,905,256
The Growth Fund of America, 816,507 shares	19,873,779	—
ML Equity Index Trust, 289,469 shares	23,267,524	—

During 2003, the Plan’s investments (including gains and losses on investments purchased, sold, as well as held during the year) appreciated in fair value as follows:

Net Realized and Unrealized Appreciation in Fair Value of Investments
Common stock	$25,245,048
Common/collective trusts	3,932,078
Mutual funds	25,403,935

$54,581,061

LandAmerica Financial Group, Inc. Savings and Stock Ownership Plan

Notes to Financial Statements (continued)

4. Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

5. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

6. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated June 5, 2003, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan sponsor believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.

7. Party-in-Interest Transactions

Participants may direct the Trustee as to the voting of the LandAmerica Financial Group, Inc. stock credited to his or her account.

Administrative expenses paid by the Company for the operation and maintenance of the Plan for the year ended December 31, 2003 amounted to $37,047.

LandAmerica Financial Group, Inc. Savings and Stock Ownership Plan

Notes to Financial Statements (continued)

8. Distributions Payable to Withdrawn Participants

Amounts related to participants who had withdrawn from participation in the earnings and operations of the Plan as of the Plan year end but for which disbursement had not been made were approximately $231,968 and $261,663 as of December 31, 2003 and 2002, respectively. Such amounts are required to be reported as liabilities on the prescribed financial statements of Form 5500 and, accordingly, will be a reconciling item between the net assets available for benefits as reported in the financial statements of Form 5500 and the accompanying financial statements.

9. Subsequent Events

Effective January 1, 2004, the after-tax contribution feature of the Plan was eliminated. Any funds in after-tax accounts at December 31, 2003 remain in place. Participants have the same rights regarding these funds as they did in the past.

Supplemental Schedule

LandAmerica Financial Group, Inc. Savings and Stock Ownership Plan

Employer Identification No. 541589611

Plan No. 002

Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year)

As of December 31, 2003

	Cost	Fair Value
LandAmerica Financial Group, Inc. Common Stock#
LandAmerica Financial Group Common Stock, 1,312,333 shares	$35,087,029	$68,957,508

UC Common Stock Fund
Universal Corporation Common Stock, 51,316 shares	749,292	2,266,643

Davis New York Venture Fund
Davis New York Venture Fund, 1,452,223 shares	34,281,954	39,965,172

Washington Mutual Investors Fund
Washington Mutual Investors Fund, 1,058,470 shares	27,279,681	30,356,928

The Growth Fund of America
The Growth Fund of America, 816,507 shares	17,499,543	19,873,779

ML Retirement Preservation Trust Fund*#
ML Retirement Preservation Fund, N.A.	64,316,421	64,316,421

ML Equity Index Trust*#
ML Equity Index Fund, 289,469 shares	21,315,446	23,267,524

PIMCO Total Return Fund
PIMCO Total Return Fund, 1,840,132 shares	19,596,993	19,707,819

ING International Value Fund
ING International Value Fund, 883,347 shares	11,797,402	13,347,381

AIM Small Cap Growth Fund
AIM Small Cap Growth Fund, 245,517 shares	5,582,779	6,312,257

PIMCO NFJ Small Cap Value Fund
PIMCO NFJ Small Cap Value Fund, 79,072 shares	1,803,069	1,981,554

Loans to Participants	7,376,530	7,376,530

Total Investment Assets	$246,686,139	$297,729,516

*	common/collective trusts
#	parties-in-interest

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

LandAmerica Financial Group, Inc. Savings and Stock Ownership Plan

Date: June 28, 2004	By:	LandAmerica Financial Group, Inc., Plan Administrator

		By:	/s/ Ross W. Dorneman,
Ross W. Dorneman,
Executive Vice President—
Human Resources
LandAmerica Financial Group, Inc.

EXHIBIT INDEX

TO

FORM 11-K FOR

THE LANDAMERICA FINANCIAL GROUP, INC.

SAVINGS AND STOCK OWNERSHIP PLAN

Exhibit Number	Description of Exhibit
23	Consent of Ernst & Young LLP, independent auditors, dated June 23, 2004